

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Trung Tri Doan
Chief Executive Officer
SemiLEDs Corp
3F, No.11 Ke Jung Rd., Chu-Nan Site
Hsinchu Science Park, Chu-Nan 350
Miao-Li County, Taiwan, R.O.C.

Re: SemiLEDs Corp
Form S-3 Filed May 28, 2021
File No. 333-256613

Dear Mr. Doan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing